UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.0000001 Per Share

(Title of Class of Securities)

30712L 109(1)

(CUSIP Number)

Xi Zeng
Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing 375 Class A ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xi Zeng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

167,096,567 ordinary shares(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

167,096,567 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,096,567 ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8% (representing 70.8% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer)(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Represents 161,396,567 Class B ordinary shares and 5,700,000 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company, which is wholly owned by Mr. Xi Zeng.

(2) Calculated based on the number in Row 11 above divided by 21,351,086,319 outstanding ordinary shares of the Issuer as a single class as of March 31, 2023, being the sum of (i) 20,854,967,959 outstanding Class A ordinary shares (excluding 109,094,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 5,700,000 outstanding Class C ordinary shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Xi Zeng represent approximately 70.8% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZX INTERNATIONAL LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

167,096,567 ordinary shares(3)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

167,096,567 ordinary shares(3)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,096,567 ordinary shares(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8% (representing 70.8% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer)(4)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(3) Represents 161,396,567 Class B ordinary shares and 5,700,000 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company.

(4) Calculated based on the number in Row 11 above divided by 21,351,086,319 outstanding ordinary shares of the Issuer as a single class as of March 31, 2023, being the sum of (i) 20,854,967,959 outstanding Class A ordinary shares (excluding 109,094,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 5,700,000 outstanding Class C ordinary shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by ZX INTERNATIONAL LTD represent approximately 70.8% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) constitutes Amendment No.1 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on behalf of Mr. Xi Zeng and ZX INTERNATIONAL LTD on November 30, 2022 (the “Original Filing”), with respect to Class A ordinary shares, par value US$0.0000001 per share, of Fangdd Network Group Ltd., a Cayman Islands company (the “Issuer”).

The Issuer’s ADSs, each representing 375 Class A ordinary shares, are listed on the Nasdaq Global Market under the symbol “DUO.”

Except as provided herein, this Statement does not modify any of the information previously reported on the Original Filing.

Item 2.	Identity and Background.

Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed jointly by Mr. Xi Zeng and ZX INTERNATIONAL LTD (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

(b) Mr. Xi Zeng is the chairman of the board of directors and chief executive officer of the Issuer. The business address of Mr. Xi Zeng is Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands.

(c) Mr. Xi Zeng is a citizen of the People’s Republic of China. His principal occupation is chief executive officer of the Issuer.

ZX INTERNATIONAL LTD is a company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Xi Zeng.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(c).

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and supplemented by the following paragraphs:

On January 13, 2023, concurrently with the entry of a note purchase agreement for a convertible note, the Issuer entered into a share subscription agreement with ZX INTERNATIONAL LTD, under which the Issuer agreed to sell and issue to ZX INTERNATIONAL LTD up to 7,875,000 newly created Class C ordinary shares, par value US$0.0000001 per share, in connection with the conversion of the convertible note. On March 9, 2023, following the receipt of the conversion notice from the note holder, the Issuer issued 5,625,000 Class C ordinary shares to ZX INTERNATIONAL LTD, at a per share price of US$0.00271. The purchase was funded by existing capital held by the Reporting Persons.

The description of the share subscription agreement is qualified in its entirety by reference to the full text of the share subscription agreement, a copy of which is filed herewith as Exhibit 7.03 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 21,351,086,319 ordinary shares of the Issuer as a single class as of March 31, 2023, being the sum of (i) 20,854,967,959 outstanding Class A ordinary shares (excluding 109,094,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 5,700,000 outstanding Class C ordinary shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any ordinary shares or has the right to acquire any ordinary shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any ordinary shares of the Issuer that they may be deemed to beneficially own.

CUSIP No. 30712L 109	Page 5 of 6 Pages

(c) See the transactions described in “Item 3 – Source or Amount of Funds or Other Consideration.”

Except as disclosed in this Statement, none the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and supplemented by the following paragraphs:

On January 13, 2023, concurrently with the entry of a note purchase agreement for a convertible note, the Issuer entered into a share subscription agreement with ZX INTERNATIONAL LTD, under which the Issuer agreed to sell and issue to ZX INTERNATIONAL LTD up to 7,875,000 newly created Class C ordinary shares, par value US$0.0000001 per share, in connection with the conversion of the convertible note. On March 9, 2023, following the receipt of the conversion notice from the note holder, the Issuer issued 5,625,000 Class C ordinary shares to ZX INTERNATIONAL LTD, at a per share price of US$0.00271.

The description of the share subscription agreement is qualified in its entirety by reference to the full text of the share subscription agreement, a copy of which is filed herewith as Exhibit 7.03 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and supplemented by the following exhibit:

Exhibit No.	Description
7.03	Share Subscription Agreement, dated January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the Issuer’s current report on Form 6-K (File No. 001-39109) furnished to the U.S. Securities and Exchange Commission on January 13, 2023)

CUSIP No. 30712L 109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

Xi Zeng	By	/s/ Xi Zeng
Xi Zeng

ZX INTERNATIONAL LTD	By	/s/ Xi Zeng
Name: Xi Zeng
Title: Director